As filed with the Securities and Exchange Commission on September 2, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SHURGARD STORAGE CENTERS, INC.

(Exact name of registrant as specified in its charter)

Washington	91-1603837
(State of other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

1155 Valley Street, Suite 400
Seattle, Washington 98109
(206) 624-8100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CHARLES K. BARBO
Chief Executive Officer
Shurgard Storage Centers, Inc.
1155 Valley Street, Suite 400
Seattle, Washington 98109
(206) 624-8100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

MICHAEL E. STANSBURY
KELLY L. SCHMITT
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 583-8888

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐__________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each		Proposed Maximum	Proposed Maximum
Class of Securities	Amount to Be	Offering Price Per	Aggregate Offering	Amount of
to be Registered	Registered (1)	Share	Price (2)	Registration Fee

Class A Common Stock, par value $0.001 per share	3,100,000	$33.85	$104,935,000	$8,489.24

(1)	Pursuant to Rule 416 under the Securities Act, this registration statement also covers an indeterminate number of additional shares as may be issued as a result of adjustments by reason of any stock split, stock dividend or similar transaction.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low selling prices of the common stock on August 29, 2003, as reported on the New York Stock Exchange.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 2, 2003

PROSPECTUS

3,100,000 Shares

SHURGARD STORAGE CENTERS, INC.

Class A Common Stock

     This prospectus relates to 3,100,000 shares of common stock of Shurgard Storage Centers, Inc., to be offered by the selling shareholders identified on page 13 of this prospectus. The selling shareholders may offer for sale or sell the shares in varying amounts and at prices and on terms to be determined at the time of sale. For general information about the distribution of the shares offered, please see “Plan of Distribution” beginning at page 14 of this prospectus. We will receive no part of the proceeds from sales of the shares. The selling shareholders will bear all sales commissions and similar expenses. All other expenses in connection with this registration and offering will be borne by us.

     Our common stock is traded on the New York Stock Exchange under the symbol SHU. On August 29, 2003, the last sales price of the common stock, as reported on the New York Stock Exchange, was $33.70 per share.

     Our business involves significant risks. See “Risk Factors” beginning at page 4 for a discussion of some factors you should consider before buying shares of our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September      , 2003

OUR COMPANY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
FEDERAL INCOME TAX CONSIDERATIONS
ERISA CONSIDERATIONS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INFORMATION INCORPORATED BY REFERENCE
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 5.1
EXHIBIT 8.1
EXHIBIT 23.1

OUR COMPANY	3
RISK FACTORS	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	12
USE OF PROCEEDS	12
SELLING SHAREHOLDERS	13
PLAN OF DISTRIBUTION	14
FEDERAL INCOME TAX CONSIDERATIONS	16
ERISA CONSIDERATIONS	27
LEGAL MATTERS	29
EXPERTS	29
WHERE YOU CAN FIND MORE INFORMATION	29
INFORMATION INCORPORATED BY REFERENCE	29

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these shares by any person in any jurisdiction in which it is unlawful for that person to make such offer, solicitation or sale. You should not assume that the information in this prospectus is accurate at any time subsequent to the date of the prospectus.

OUR COMPANY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus and any accompanying prospectus supplement. To understand the terms of our securities, you should read carefully this prospectus and any accompanying prospectus supplement. Together, these documents describe the specific terms of the securities we are offering. You should also read the documents listed below in “Where You Can Find More Information” for information about our company and our financial statements. In this prospectus, the words “we,” “our,” “ours” and “us” refer to Shurgard Storage Centers, Inc. and its subsidiaries, joint ventures and predecessors, unless the context indicates otherwise

Shurgard Storage Centers, Inc.

     We are a real estate investment trust, or REIT, that develops, acquires, owns and manages self storage centers and related operations in the United States and Europe. Our self storage centers offer easily accessible storage space for personal and business uses. Our strategy is to be the global leader in storage products and services by offering high quality, conveniently located and secure self storage and a high level of customer service. This strategy enables us to position ourselves as a premium-priced storage provider in our target markets. We believe that our focus on quality and consistency enables us to further increase awareness of the Shurgard brand, obtain repeat business and differentiate ourselves from our competitors. We seek to own and operate self storage centers that are located in major metropolitan areas along retail and high-traffic corridors. We are one of the four largest operators of self storage centers in the United States, the largest operator in Europe and, we believe, one of the few that has successfully developed a recognizable brand name in the self storage industry. Our self storage centers are clearly identifiable because of the trademark “lighthouse” structure at the entrance to most of our properties.

     As of June 30, 2003, we operated a network of 591 storage centers and two business parks located throughout the United States and in Europe. Of these storage centers, we own or lease, directly and through our subsidiaries and joint ventures, 562 properties containing approximately 34.6 million net rentable square feet and manage for third parties 29 properties containing approximately 1.6 million rentable square feet. As of June 30, 2003, we owned or leased 462 U.S. properties in 22 states, including 88 properties in which we hold joint venture interests ranging from approximately 50% to 93%. As of June 30, 2003, Shurgard Self Storage SCA, a joint venture that we established to develop the Shurgard concept in selected European markets and that we refer to as Shurgard Europe, owned or leased, directly or through a joint venture, 100 European properties in six countries and had 15 properties under development. For the three months ended June 30, 2003, our U.S. “same store” properties had a weighted average annual net rentable square foot occupancy rate of 84% and a weighted average rent per net rentable square foot of $11.89. Shurgard Europe’s “same store” properties had a weighted average annual net rentable square foot occupancy rate of 74% and a weighted average rent per net rentable square foot of $19.61. The occupancy rate of Shurgard Europe’s properties is lower than that of our U.S. properties because approximately 53% of Shurgard Europe’s properties have been developed since January 1, 2001 and many of these properties are still undergoing lease-up.

     Because we believe strongly in the growth opportunities in Europe, we recently increased our investment and our ownership position in Shurgard Europe. As of March 31, 2003, we held a 7.6% ownership interest in Shurgard Europe, but, as of July 31, 2003, through a series of transactions, we increased our ownership interest to 80.6%. We intend to further increase our ownership in Shurgard Europe by continuing to pursue discussions with our remaining partners in Shurgard Europe, which include one institutional partner holding a 12.8% interest, our operating partners and certain employees of Shurgard Europe.

     We were incorporated in Delaware on July 23, 1993 and began operations through the consolidation on March 1, 1994 of 17 publicly held real estate limited partnerships that were sponsored by Shurgard Incorporated. On March 24, 1995, Shurgard Incorporated merged with and into us, and we became self-administered and self-managed. In May 1997, we reincorporated in the state of Washington. Our principal offices are located at 1155 Valley Street, Suite 400, Seattle, Washington 98109 and our telephone number is (206) 624-8100.

RISK FACTORS

     Any investment in our common stock involves a high degree of risk. You should consider carefully the following factors that may affect our business, future operating results and financial condition, as well as other information included in this prospectus, before you decide whether to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. As a result, the market price of our common stock could decline, and you may lose all or part of your investment in our common stock.

Real Estate Investment Risks

     We have significant international operations that carry additional risks.

     We invest in, and conduct, operations outside the United States. After increasing our investment and ownership position in Shurgard Europe, we will face increased exposure to risks related to Shurgard Europe’s operations. The inherent risks we face in international business operations, include, but are not limited to:

•	economic slowdown and/or downturn in foreign markets;

•	currency risks, including currency fluctuations;

•	unexpected changes in legislative and regulatory requirements;

•	longer accounts receivable payment cycles;

•	difficulties in staffing and managing international operations;

•	potentially adverse tax burdens;

•	obstacles to the repatriation of earnings and cash;

•	regional, national and local political uncertainty;

•	reduced protection for intellectual property in some countries; and

•	burdens of complying with different permitting standards and a wide variety of foreign laws.

     Each of these risks might impact our cash flow or impair our ability to borrow funds, which ultimately could materially adversely affect our business, financial condition and operating results.

     Shurgard Europe’s operations have not been profitable and may not become profitable.

     New and recently developed self storage centers require a significant amount of start up capital and generally take a considerable amount of time to complete the lease-up period. During this lease-up period, these properties are not profitable. Because approximately 70% of Shurgard Europe’s properties have been developed since January 1, 2000 and are still undergoing lease-up, most of these properties, and therefore Shurgard Europe’s operations in general, have not been profitable. We cannot assure you that these properties, or other properties that Shurgard Europe acquires and develops, will become profitable even after the lease-up periods. Failure of Shurgard Europe’s operations to become profitable would have a material adverse effect upon our business, financial condition and operating results.

     Our growth strategy in Europe may not be successful.

     We entered the European market in 1995 because we believed that the size and potential growth of that market made it a significant opportunity for our continued growth. Through the recent increase in our ownership in Shurgard Europe and Shurgard Europe’s new development joint venture, we intend to increase our European operations significantly. Even if we complete the transactions to increase our ownership interest in Shurgard Europe, our ability to achieve our strategy in Europe depends on a number of factors, including:

     •          the continued acceptance of the self storage concept in a market where the concept remains relatively new;

     •          the continued demand for self storage in stabilized markets;

     •          our ability to compete effectively as the European market develops and we face increased competition; and

     •          our ability to locate, acquire and develop appropriate new properties.

     We cannot assure you that we will be successful in overcoming these risks or any other problems encountered with our European operations, some of which may be beyond our control.

     We will not control Shurgard Europe.

     After giving effect to our increased investment and ownership position in Shurgard Europe, Fremont Investors, Inc, one of our institutional partners that we refer to as Fremont, continues to hold a 12.8% ownership interest in Shurgard Europe. Under the joint venture agreement governing Shurgard Europe, substantially all of the major decisions of Shurgard Europe require the approval of us and at least one of our remaining joint venture partners. These decisions include the disposition and acquisition of assets, entry into new markets, the hiring of key executives and financing arrangements. As a result, we may not be able to pursue business opportunities that we consider beneficial to Shurgard Europe if Fremont does not vote in favor of these actions.

     The joint venture agreement provides that if, by December 31, 2004, Fremont has not had an opportunity to liquidate its interest through an initial public offering or a sale of its ownership interest, it may initiate steps to retain an investment bank to value Shurgard Europe, at which time we have a preemptive right to purchase Fremont’s ownership interest at that value. If we do not purchase Fremont’s interest, certain procedures under the joint venture agreement could lead to an initial public offering or to the sale of Shurgard Europe or its assets. All joint venture partners’ interests in Shurgard Europe are subject to a right of first refusal. We, Recom (until Recom is liquidated as described below) and our European operating partners are subject to other restrictions on the transfer and sale of our ownership interests in Shurgard Europe. The operation of these provisions could continue to affect our ownership interest in, and the structure of, our European investment.

     Our indirect investments may result in liability against which we cannot protect.

     We have and may continue to make participating mortgages or acquire equity interests in partnerships, joint ventures or other legal entities that have invested in real estate. Our bylaws require that we satisfy several conditions before we make these indirect investments, including that the joint investment not jeopardize our eligibility to be taxed as a REIT or result in our becoming an investment company under the Investment Company Act of 1940, as amended. These investments carry risks that are not present when we invest directly in real estate and against which we may not be able to protect ourselves, including the risk that we may not control the legal entity that has title to the real estate, the possibility that the enterprise in which we invest has liabilities that are not disclosed at the time of the investment and the possibility that our investments are not easily sold or readily accepted as collateral by our lenders.

     All of our real estate investments in Europe are held indirectly through partnerships and joint venture arrangements, including our new First Shurgard joint venture. If we are unable to effectively control these indirect investments, or if they result in significant liabilities that were undisclosed at the time we entered into them, our business, financial condition and operating results may be materially adversely affected.

     Legislation or changes in accounting regulations or interpretations relating to such matters as variable interest entities, guarantees, stock options and capitalization of certain development overhead costs could substantially affect our financial reporting.

     We may be affected by legislation or changes in regulations or interpretations regarding certain accounting standards applied to our operations and certain of our existing financial and joint venture structures. Changes in accounting for unconsolidated investments and stock options may affect the accounting treatment or net income of certain of our investments. The Financial Accounting Standards Board, or FASB, has issued new rules on variable interest entities that will likely affect materially the accounting treatment of certain of our financial and joint venture structures and result in the consolidation of the assets, liabilities and operations of development joint ventures that we have not previously consolidated. These rules are new and are subject to an evolving set of interpretations that dictate whether we consolidate the assets, liabilities and operations of Shurgard Europe and certain other of our unconsolidated joint ventures. Further evolution of the interpretation of these rules may result in a different application of these rules to these operations.

     The implementation of the Jobs and Growth Tax Relief Reconciliation Act of 2003 may adversely affect the value of our common stock.

     On May 28, 2003, President Bush signed the Jobs and Growth Tax Relief and Reconciliation Act of 2003 into law, which provides favorable income tax rates for certain corporate dividends received by individuals through December 31, 2008. Under this new law, REIT dividends are not eligible for the preferential capital gain rates applicable to dividends unless the dividends are attributable to income that has been subject to corporate-level tax. As a result, substantially all of the distributions paid on our shares are not expected to qualify for such lower rates. This new law could cause stock in non-REIT corporations to be more attractive to investors than stock in REITs, which may negatively affect the value of, and the market for, our common stock.

     We have significant real estate holdings that can be difficult to sell in unfavorable economic conditions and that can have unpredictable decreases in value.

     Our primary business involves owning real estate-related assets and operating self storage centers. Real estate investments can be difficult to sell, especially when economic conditions are unfavorable. This makes it difficult for us to diversify our investment portfolio and to limit our risk when economic conditions change. Decreases in market rents, negative tax, real estate and zoning law changes, and changes in environmental protection laws may also increase our costs, lower the value of our investments and decrease our income, which would adversely affect our business, financial condition and operating results.

     Our real estate development and acquisition activities can result in unforeseen liabilities and increases in costs.

     Real estate development involves risks in addition to those involved in owning and operating existing properties. For example, we must hire contractors or subcontractors to develop our properties. Problems can develop with these relationships, including contract and labor disputes, unforeseen property conditions that require additional work and construction delays. These problems can increase construction and other costs and delay the date when tenants can occupy the property and pay us rent. Properties that we acquire may not meet our performance expectations, including projected occupancy and rental rates, and we may have overpaid for acquisitions. Failure of our properties to perform as expected or unforeseen significant capital improvements could decrease our cash flow. We may also have underestimated the cost of improvements needed for us to market a property effectively, requiring us to pay more to complete a project. If a number of these events were to occur, our business, financial condition and operating results would be adversely affected.

     We focus almost exclusively on the self storage business, which makes us vulnerable to changes in the profitability of self storage properties.

     Our investments focus on self storage business and related real estate interests. We do not expect to invest in other real estate or businesses to hedge against the risk that industry trends might decrease the profitability of our self storage-related investments. As a result, unfavorable changes in the self storage industry may have a material adverse effect on our business, financial condition and operating results.

     We would have great difficulty acquiring or developing properties without access to financing.

     In order to acquire and develop properties, we need access to financing sources. Currently, we finance acquisitions and development of properties through our existing credit facilities. Fluctuations in market conditions or in our operating results may cause us to violate the covenants of these existing credit facilities. If we cannot access our existing financing sources, we may need to obtain equity and/or alternative debt financing in order to continue to acquire and develop properties. If we obtain financing by issuing additional capital stock, we could further dilute the ownership of our existing shareholders. If we attempt to obtain financing by entering into alternative debt financing, we might not be able to obtain financing at reasonable interest rates, or at all. The inability to acquire and develop properties would have a material, adverse effect upon our business, financial condition and operating results.

     If we are unable to compete successfully against other companies in the self storage industry, our occupancy rates may decline.

     We face intense competition in every U.S. market in which our stores are located and to a lesser extent in Europe. Our competitors include national, regional and many local self storage operators and developers. Entry into the self storage business by acquiring existing properties is relatively easy for persons or entities with the required initial capital. Competition may increase if available funds for investment in real estate increase. Some of our competitors may have more resources than we do, including better access to financing, greater cash reserves and less demanding rules governing distributions to shareholders. Some competitors may have lower prices, better locations, better services or other advantages.

     Local market conditions will play a significant part in how competition affects us; additional competition has lowered occupancy levels and rental revenue of our self storage properties in specific markets from time to time. For example, from the first quarter of 2002 to the first quarter of 2003, occupancy of our properties in the Chicago market, where we had opened additional self storage facilities, dropped 5.4% resulting in decreased revenue of $152,500. If our occupancy rates or rental revenue decline, our business, financial condition and operating results will be adversely affected.

     We face possible liability for environmental cleanup costs and damages for contamination related to our properties.

     Because we own and operate real property, various federal, state, local and foreign laws (including European Union requirements) might impose liability on us for the costs of removing or remediating various hazardous substances released on, from or in our property. The principal U.S. federal laws that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation, and Liability Act; foreign, state and local governments have also adopted separate but similar environmental laws and regulations that vary from country to country, state to state and locality to locality. These laws may impose liability whether or not we knew of or caused the release.

     Some of our properties were used for commercial activities involving matters regulated under environmental laws before we acquired them. We obtain environmental assessment reports on the properties we acquire, own or operate as we deem appropriate. However, the environmental assessments that we have undertaken might not have revealed all potential environmental liabilities or claims for such liabilities. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage or a claim by a governmental entity for other damages. This liability may be imposed on us under environmental laws or common-law principles. It is also possible that future enacted, amended or reinterpreted laws, ordinances or regulations will impose material environmental liability on us, that the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us or that our tenants will violate their leases by introducing hazardous or toxic substances into the properties we own or manage and expose us to liability under federal, state, local or foreign environmental laws or otherwise engage in activities that could expose us to such liabilities. The costs of defending these claims, conducting this environmental remediation, resolving liabilities caused by tenants or third parties or responding to such changed conditions could materially adversely affect our financial condition and results of operations.

     We must comply with the Americans with Disabilities Act and fire and safety regulations, which can require significant expenditures.

     All of our properties must comply with the applicable portions of the Americans with Disabilities Act and the related regulations, rules and orders, commonly referred to as the ADA, or similar applicable foreign laws. The ADA, for example, has separate compliance requirements for “public accommodations” and “commercial facilities,” but generally requires that buildings be made accessible to persons with disabilities. If we fail to comply with the ADA and other applicable laws, the U.S. or foreign government might impose fines on us and award damages to individuals affected by the failure. In addition, we must operate our properties in compliance with numerous local and foreign fire and safety regulations, building codes and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which could adversely affect our operating results. Failure to comply with these requirements may also affect the marketability of the properties.

     If property taxes increase, our yields on investments could decline.

     Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Depending on local market conditions, we may not be able to offset the tax increases through increases in rents or other income, which may adversely affect our business, financial condition and operating results.

     We face potential underinsured losses on our investments.

     We maintain title insurance on all of our U.S. properties and other property-related insurance on all of our U.S. and European properties. We exercise discretion in determining amounts, coverage limits and deductibility provisions of title, casualty and other insurance relating to our properties, taking into account the appraised or estimated value of the property in each case to obtain appropriate insurance coverage at a reasonable cost and on suitable terms. We currently carry the following insurance coverage:

     •     commercial general liability insurance for our U.S. properties, covering up to an aggregate of $50,000,000, and subject to deductibles of $50,000 or $10,000 depending on the circumstances;

     •     commercial general liability insurance for our European properties, covering up to an aggregate amount ranging from 1 million euro ($1.1 million as of August 28, 2003) to 6 million euro ($6.6 million as of August 28, 2003), and subject to deductibles ranging from 240 euro ($264 as of August 28, 2003) to 2,250 euro ($2,473 as of August 28, 2003), depending on the country in which the property is located;

     •     property insurance for our U.S. properties, covering up to an aggregate of $50,000,000, with deductibles of $20,000 or $10,000 for general damages depending on the property, deductibles ranging from $25,000 to $1,000,000 in the case of flood damage depending on the circumstances of the flood, a minimum deductible of $100,000 in the case of damages due to named wind storms depending on the state in which the property is located, and a minimum deductible of $250,000 for earthquake damages depending on the state in which the property is located;

     •     property insurance for our European properties, covering up to an aggregate amount ranging from 54 million euro ($59.3 million as of August 28, 2003) to 122 million euro ($134.1 million as of August 28, 2003), and subject to deductibles ranging from 700 euro ($769 as of August 28, 2003) to 5.4 million euro ($5.9 million as of August 28, 2003), depending on the country in which the property is located;

     •     boiler & machinery insurance for our U.S. properties, covering up to $5,000,000 of direct damages with a $20,000 deductible; and

     •     terrorism insurance on our properties in Belgium, the Netherlands and the United Kingdom, covering up to an aggregate amount in each country ranging from 7 million euro

($8.0 million as of August 28, 2003) to 122 million euro ($134.1 million as of August 28, 2003), and subject to deductibles ranging from 0 euro to 100,000 euro ($109,900 as of August 28, 2003), depending on the country in which the property is located.

     Depending on the type of insurance, and subject to deductibles and coverage limits, we either receive direct payment of the replacement value of losses or tender the defense of a claim to the insurance carrier. This might mean that, in the event of a loss, our insurance coverage would not pay the full current market value or current replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also increase the replacement cost of a facility after it has been damaged or destroyed. In that case, the insurance proceeds that we receive might not be enough to restore us to our economic position with respect to the property.

     Terrorist attacks and the possibility of armed conflict may have an adverse effect on our business, financial condition and operating results and could decrease the value of our assets.

     Terrorist attacks and other acts of violence or war, such as those that took place on September 11, 2001, or the recent war with Iraq, could have a material adverse effect on our business and operating results. There can be no assurance that there will not be further terrorist attacks against the United States or any of the European countries in which we operate. Attacks or armed conflicts that directly impact one or more of our properties could significantly affect our ability to operate those properties and thereby impair our ability to achieve our expected results. Further, we may not have insurance coverage for losses caused by a terrorist attack. Such insurance may not be available, or if it is available and we decide, or are required by our lenders, to obtain such terrorism coverage, the cost for the insurance may be significant in relationship to the risk covered. In addition, the adverse effects that such violent acts and threats of future attacks could have on the U.S. economy or relevant foreign economies could similarly have a material adverse effect on our business, financial condition and results of operations. Finally, further terrorist acts could cause the United States or other countries where we operate to enter into armed conflict, which could further impact our business, financial and operating results.

Risks Relating to Qualification and Operation as a REIT

     We might lose REIT status and incur significant tax liabilities.

     We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, commencing with our taxable year ended December 31, 1994. So long as we meet the requirements under the Code for qualification as a REIT each year, we can deduct dividends paid to our shareholders when calculating our taxable income. For us to qualify as a REIT, we must meet detailed technical requirements, including income, asset, distribution and stock ownership tests, under several Code provisions that have not been extensively interpreted by judges or administrative officers. In addition, we do not control the determination of all factual matters and circumstances that affect our ability to qualify as a REIT. New legislation, regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to REIT qualification or the federal income tax consequences of such qualification. We believe that we are organized so that we qualify as a REIT under the Code and that we have operated and will continue to operate so that we continue to qualify. However, we cannot guarantee that we will qualify as a REIT in any given year because:

     •     the rules governing REITs are highly complex;

     •     we do not control all factual determinations that affect REIT status; and

     •     our circumstances may change in the future.

     For any taxable year that we fail to qualify as a REIT, we would not be entitled to deduct dividends paid to our shareholders from our taxable income. Consequently, our net assets and distributions to shareholders would be substantially reduced because of our increased tax liability. If we made distributions in anticipation of our qualification as a REIT, we might be required to borrow additional funds or to liquidate some of our investments in order to pay the applicable tax. If our qualification as a REIT terminates, we may not be able to elect to be treated as a REIT for the four taxable years following the year during which we lost the qualification. See “Federal Income Tax Considerations — Failure of Shurgard to Qualify as a REIT.”

     We may pay taxes even if we continue to qualify as a REIT.

     Even if we qualify as a REIT, we are required to pay some federal, state, local and foreign taxes on our income and our property. For example, Shurgard TRS, Inc. and certain of our other corporate subsidiaries have elected to be treated as taxable REIT subsidiaries. We will be subject to a 100% penalty tax on payments we receive from these subsidiaries if the economic arrangements between us and the subsidiaries are not comparable to similar arrangements between unrelated third parties. In addition, all of our European subsidiaries are subject to local taxation. We also could be subject to tax in the event we, among other things:

     •     sell property that is considered to be inventory for federal income tax purposes;

     •     sell, prior to March 25, 2005, certain assets we acquired from Shurgard Incorporated, our predecessor company; or

     •     fail to satisfy certain distribution rules, as described below.

     Our REIT distribution requirements are complex and may create tax difficulties.

     To maintain our status as a REIT for federal income tax purposes, we generally must distribute to our shareholders at least 90% of our taxable income each year. In addition, we are subject to a 4% nondeductible excise tax on the amount by which our distributions for a calendar year are less than the sum of:

     •     85% of our ordinary income for the calendar year;

     •     95% of our capital gain net income for the calendar year; and

     •     any amount of our income that we did not distribute in prior years.

     For tax purposes, we may be required to treat interest, rent and other items as earned even though we have not yet received these amounts. In addition, we may not be able to deduct currently as expenses for tax purposes some items that we have actually paid. We could also realize income, such as income from cancellation of indebtedness, that is not accompanied by cash proceeds. If one or more of these events happened, we could have taxable income in excess of cash available for distribution. In such circumstances, we might have to borrow money or sell investments on unfavorable terms in order to meet the distribution requirement applicable to a REIT. See “Federal Income Tax Considerations — Overview of REIT Qualification Rules — Annual Distribution Requirements.”

Other Risks

     Our current and potential investments in self storage businesses that are not real estate-related may result in losses.

     We have invested in self storage businesses that are not real estate-related and we might make more of these investments. For example, we have invested in and currently own, through our ownership of Shurgard TRS, Inc., all of the outstanding interests of Shurgard Storage To Go, LLC, or STG, a business that provides customers in limited U.S. markets with local delivery, pick up and storage of individual storage containers. STG faces the same risks that we do regarding losses resulting from competition and decreases in rent in the self storage market. In addition, because STG does not have significant real estate holdings or other marketable assets to borrow against, it might have difficulty borrowing necessary operating funds or attracting additional investments if economic conditions change, putting our investment at greater risk of loss.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and any accompanying prospectus supplement contain forward-looking statements. These statements relate to future events or our future financial performance. All statements other than statements of historical fact we make in this prospectus, any accompanying prospectus supplement or any document incorporated by reference are forward-looking. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms or other terminology. These statements are only predictions. Forward-looking statements are inherently uncertain. Our actual results may differ significantly from our expectations. The sections entitled Risk Factors that appear in this prospectus, any accompanying prospectus supplement and our annual report on Form 10-K/A describe some, but not all, of the factors that could cause these differences.

USE OF PROCEEDS

     The proceeds from the sale of the common stock offered under this prospectus are solely for the account of the selling shareholders. We will not receive any of the proceeds from any sale of shares by the selling shareholders.

SELLING SHAREHOLDERS

     On June 30, 2003, we completed the acquisition of five entities owning a total of 19 self storage centers located in Minnesota and operated under the name of Minnesota Mini-Storage. As consideration in the transaction, we issued to the selling shareholders an aggregate of 3,050,000 shares of our common stock at closing and have agreed to issue an additional 50,000 shares if the properties meet certain revenue targets prior to the end of 2005.

     We have registered for resale the shares issued in the acquisition to permit the selling shareholders and transferees to resell the shares when they deem appropriate. We agreed in a registration rights agreement signed in connection with the acquisition to prepare and file a registration statement on or before September 1, 2003 and to bear all expenses, but not including underwriting discounts and commissions and brokerage commissions and fees and other expenses of the selling shareholders. We have also agreed to prepare and file any amendments and supplements to the registration statement as may be necessary to keep the registration statement effective until the earlier of the date on which the shares offered in this prospectus have been sold or June 30, 2005.

     The following table sets forth, as of August 27, 2003:

•	The name of each selling shareholder;

•	the number of shares of common stock and the percentage of the total shares of common stock outstanding, if 1% or more, that each selling shareholder beneficially owned;

•	the number of shares of common stock beneficially owned by each selling shareholder which may be offered under this registration statement, some or all of which shares may be sold pursuant to this prospectus; and

•	the number of shares of common stock and the percentage of the total shares of common stock outstanding, if 1% or more, to be beneficially owned by each selling shareholder following this offering, assuming the sale pursuant to this offering of all shares that are beneficially owned by such selling shareholder and registered under this registration statement.

     The information included in the table under “Shares Beneficially Owned After Offering” assumes that each shareholder below will elect to sell all of his or its shares set forth under “Number of Shares Which May Be Offered.” These assumptions have been made under the rules and regulations of the SEC and do not reflect any knowledge that we have with respect to the present intent of the persons listed as selling shareholders. The information included in the table under “Shares Beneficially Owned Prior to Offering” was furnished to us by the selling shareholders.

	Shares Beneficially				Shares Beneficially
	Owned Prior to Offering (1)			Number of Shares	Owned After Offering (1)(2)
				Which May Be
Name	Number		Percent (3)	Offered	Number	Percent (3)

Gerald A. Schwalbach, as Trustee of the Revocable Trust of Gerald A. Schwalbach	1,882,129	(4)	4.2%	1,863,018	—	—
Patrick L. Stotesbery, as Trustee of the Revocable Trust of Patrick L. Stotesbery	1,217,871	(5)	2.7%	1,198,760	—	—
NBS Associates Limited Partnership	19,111	(6)	*	19,111	—	—
NDLC Limited Partnership	19,111	(6)	*	19,111	—	—

*	Less than 1%.

(1)	Beneficial ownership is determined in accordance with the rules and regulations of the SEC. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite that person’s name.

(2)	Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock.

(3)	Applicable percentage of ownership is based on 45,131,420 shares of our common stock outstanding on August 27, 2003.

(4)	Includes (i) 19,111 shares beneficially owned by NBS Associates Limited Partnership and (ii) 30,049 shares issuable if the acquired properties meet certain revenue targets prior to the end of 2005.

(5)	Includes (i) 19,111 shares beneficially owned by NDLC Limited Partnership and (ii) 19,335 shares issuable if the acquired properties meet certain revenue targets prior to the end of 2005.

(6)	Includes 308 shares issuable if the acquired properties meet certain revenue targets prior to the end of 2005.

PLAN OF DISTRIBUTION

     We are registering all 3,100,000 shares on behalf of the selling shareholders. The “selling shareholders,” as used herein, includes any of their pledgees, assignees, transferees and successors-in-interest. The selling shareholders may, from time-to-time, sell any or all of their shares of common stock on the New York Stock Exchange or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders will act independently from us in making decisions with respect to the timing, manner and size of each sale. We cannot guarantee that the selling shareholders will sell any or all of these shares. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	privately negotiated transactions;

•	an agreement between one or more of the selling shareholders and one or more broker-dealers to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

     In connection with sales of such shares or otherwise, the selling shareholders may enter into hedging transactions in the course of which broker-dealers may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities with broker-dealers. The selling shareholders also may sell our common stock short and deliver the shares to close out such short positions. The selling shareholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus, as supplemented or amended, to reflect such transaction. The selling shareholders also may loan or pledge the shares to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.

     The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors-in-interest as selling shareholders under this prospectus. The selling shareholders may also transfer the shares in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.

     Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as an agent for the purchaser of the shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. The selling shareholders may agree to indemnify any agent, broker or dealer that participates in transactions involving the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, a prospectus supplement, if required, will be delivered. Such prospectus supplement will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other items constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer and the proposed sales price to the public.

     The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     We are required to pay all fees and expenses incident to the registration of the shares. The registration rights agreement also provides for the cross-indemnification of the selling shareholders and such selling shareholders’ directors, officers, underwriters, employees, agents, successors and assigns and controlling persons and us and our directors, certain officers, employees and controlling persons against certain liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act.

     The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

     Under the registration rights agreement, the selling shareholders have agreed that, until July 1, 2004, they may sell shares under this prospectus only in compliance with the volume limitations of paragraph (e) of Rule 144 under the Securities Act. The selling shareholders are required give us certain notice prior to sales of shares under this prospectus. In addition, we have the right, upon written notice to the selling shareholders, to require the selling shareholders to suspend open market offers and sales of the shares in certain circumstances. We have agreed to use our best efforts to ensure that in any event the selling shareholders have twenty trading days available to sell shares during each fiscal quarter.

     The selling shareholders and other persons participating in the sale or distribution of the shares will be subject to the provisions of the Exchange Act and its associated rules and regulations. Regulation M of the Exchange Act may limit the timing of purchases and sales of the shares by the selling shareholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for a period of up to five business days before the distribution.

FEDERAL INCOME TAX CONSIDERATIONS

     General

     The following summary of federal income tax considerations to us and to holders of our common stock is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of our common stock will vary depending on the terms of the specific common stock acquired by such holder, as well as his or her particular situation. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of holders who may be subject to special treatment under federal income tax laws such as insurance companies, financial institutions, broker-dealers, tax-exempt organizations, foreign corporations and persons who are not citizens or residents of the United States, except to the extent discussed under “Taxation of Tax-Exempt Shareholders” and “U.S. Taxation of Non-U.S. Shareholders.”

     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF YOUR ACQUISITION, OWNERSHIP AND SALE OF OUR COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES AND OF POTENTIAL CHANGES IN TAX LAWS.

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     Qualification of Shurgard as a REIT; Opinion of Counsel

     We have elected to be taxed as a REIT under federal income tax laws, commencing with our fiscal year ended December 31, 1994. The election to be taxed as a REIT will continue until it is revoked or otherwise terminated. The most important consequence to us of being treated as a REIT for federal income tax purposes is that we will not be subject to federal corporate income taxes on net income that we currently distribute to our shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that typically results when a corporation earns income and distributes that income to shareholders in the form of a dividend. Accordingly, if we fail to qualify as a REIT, we will be taxed on our distributed income, thereby reducing the amount of cash available for distribution to our shareholders.

     We have filed as an exhibit to the registration statement of which this prospectus is a part, an opinion stating that, in the opinion of Perkins Coie LLP, counsel to Shurgard, commencing with the taxable year ended December 31, 1994, we have been organized to satisfy the requirements for qualification as a REIT and our prior and future proposed method of operation has enabled us and will continue to enable us to meet the requirements for qualification as a REIT. This opinion is based on various assumptions and conditioned on representations made by us as to factual matters. Moreover, continued qualification and taxation as a REIT will depend on our ability to satisfy, on a continuing basis, certain distribution levels, diversity of stock ownership and qualification tests imposed by federal tax laws, as summarized below. While we intend to operate so that we will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by counsel or by us that we will qualify as a REIT for any particular year. Perkins Coie LLP will not review compliance with these tests on a continuing basis, and will not commit to update its opinion subsequent to the date of its opinion.

     Taxation of Shurgard as a REIT

     If we qualify as a REIT, we generally will not be subject to federal income tax on net income that we currently distribute to our shareholders. We may, however, be subject to certain federal taxes based on the amount of our distributions or our inability to meet REIT qualification requirements. These taxes include the following:

     Tax on Undistributed Income. We will be subject to federal income tax at regular corporate rates on our taxable income (after certain adjustments applicable to REITs), as described below under “Overview of REIT Qualification Rules — Annual Distribution Requirements,” including net capital gain, that we do not distribute to our shareholders during, or within a specified time after, the calendar year in which the income is earned.

     Tax on Prohibited Transactions. We will be subject to a 100% tax on net income from “prohibited transactions.” In general, prohibited transactions are sales or other dispositions of property, other than foreclosure property, that we hold for sale to customers in the ordinary course of business.

     Tax on Failure to Meet Gross Income Requirements. If we fail to satisfy either the 75% gross income test or 95% gross income test as described under “Overview of REIT Qualification Rules — Income Tests” below, but continue to qualify for REIT status because the failure was due to reasonable cause and we satisfy certain other requirements, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) the amount, if any, by which 75% of our gross income exceeds the amount qualifying under the 75% gross income test described below or (ii) the amount, if any, by which 90% of our gross income exceeds the amount qualifying under the 95% gross income test described below, multiplied by (b) a fraction intended to reflect our profitability.

     Tax on Failure to Meet Distribution Requirements. If we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for that year, (b) 95% of our REIT capital gain net income for that year, and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts we actually distributed.

     Tax on Built-In Gain. If during the 10-year period beginning on March 24, 1995, which is the date that Shurgard Incorporated merged with us, we recognize gain on the disposition of any asset that we acquired from Shurgard Incorporated, then this gain will be subject to tax at the highest regular corporate rate to the extent of the excess of the fair market value of the asset as of March 24, 1995 over our adjusted basis in the asset as of March 24, 1995.

     Alternative Minimum Tax. We may be subject to alternative minimum tax on items of tax preference that we do not distribute or allocate to our shareholders.

     Tax on Foreclosure Property. If we have net income from the sale or other disposition of “foreclosure property” that we hold primarily as inventory or other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income. Foreclosure property generally is defined as real property and any personal property incident thereto that we acquire as a result of a bid in foreclosure, or by agreement or legal process, following a default on a lease of the property or on an indebtedness secured by the property.

     Tax on Redetermined Tax Items. We may be subject to a 100% tax on certain items of income we receive from, or on certain expenses deducted by, a “taxable REIT subsidiary,” if arrangements between us and any of our taxable REIT subsidiaries are not comparable to similar arrangements among unrelated parties, as described below under “Overview of REIT Qualification Rules — Nature and Diversification of Assets.”

     Overview of REIT Qualification Rules

     The following summarizes the basic requirements for REIT status:

     •     We must be a corporation, trust or association that is managed by one or more trustees or directors;

     •     Our stock or beneficial interests must be transferable, held by 100 or more shareholders, and no more than 50% of the value of our outstanding stock may be owned during the last half of each taxable year, directly or indirectly, by five or fewer individuals (including certain legal entities treated as individuals for this purpose);

     •     We would be taxable as a domestic corporation but for the REIT provisions of the Code;

     •     We must be neither a financial institution nor an insurance company subject to the applicable provisions of the Code;

     •     We must satisfy certain tests relating to the nature and diversification of our assets, as described in detail below;

     •     We must satisfy the two gross income tests discussed in detail below; and

     •     We must satisfy certain annual distribution requirements, as discussed in detail below.

     The following discussion explains certain of these REIT qualification requirements in greater detail. It also addresses how these highly technical rules may impact our operations, noting areas of uncertainty that could adversely affect us and our shareholders.

     Share Ownership. Shares of our stock are fully transferable, subject to applicable securities laws, with the exception of certain shares that are subject to contractual transfer restrictions. However, these types of contractual and securities law restrictions on transferability are disregarded for purposes of determining the transferability of REIT shares. Furthermore, we have more than 100 shareholders and, to decrease the possibility that we will ever be closely held, our articles of incorporation contain restrictions on the ability of any person or legal entity to acquire over 9.8% of the outstanding shares of our class A common stock.

     Nature and Diversification of Assets. On the last day of each calendar quarter, we must satisfy the following tests relating to the nature and diversification of our assets:

     •     At least 75% of the value of our total assets must consist of real estate assets, including interests in real property and mortgages on loans secured by real property, cash, cash items (including receivables arising in the ordinary course of operation) and government securities;

     •     No more than 25% of the value of our assets may consist of securities other than government securities;

     •     Except for securities of “qualified REIT subsidiaries” and “taxable REIT subsidiaries,” the securities of any issuer that we own, other than securities that are government securities, may not represent (i) more than 5% of the value of our total assets or (ii) more than 10% of the vote or value of the outstanding securities of any issuer; and

     •     No more than 20% of the value of our total assets may be represented by securities in one or more “taxable REIT subsidiaries.”

     Securities for purposes of the asset tests may include debt securities, to the extent that the debt securities are not secured by real property or are not otherwise considered a real estate asset. However, debt of an issuer will not count as a security for purposes of the 10% value test if the debt securities are “straight debt” as defined under the Code and (i) the issuer is an individual, (ii) the only securities of the issuer the REIT holds are straight debt or (iii) the issuer is a partnership for tax purposes and the REIT holds at least a 20% profits interest in the partnership.

     Qualified REIT Subsidiaries. The Code provides that a “qualified REIT subsidiary” is disregarded for federal income tax purposes, and all assets, liabilities, and items of income, deductions and credit of a qualified REIT subsidiary are treated as the assets, liabilities and tax items of the REIT. A qualified REIT subsidiary is any corporation in which 100% of its stock is owned by a REIT. We currently own 100% of the outstanding stock of nine qualified REIT subsidiaries. Because these subsidiaries are disregarded, our ownership of stock or other securities in these subsidiaries does not have any impact on our ability to qualify as a REIT.

     Taxable REIT Subsidiaries. In general, a “taxable REIT subsidiary” is a corporation, other than a REIT, in which a REIT directly or indirectly owns stock and that elects, together with the REIT, to be treated as a taxable REIT subsidiary of the REIT. Taxable REIT subsidiaries are corporations subject to tax as “C” corporations that may perform activities which generate non-qualifying income, such as third-party management, development, and other independent business activities, as well as provide services to the REIT’s tenants. We directly or indirectly hold stock in five corporations that have jointly elected with us to be our taxable REIT subsidiaries. Although we have not obtained an appraisal to determine the value of our stockholdings in these subsidiaries, we have represented that the value of these stockholdings is significantly less than 5% of the total value of all of our assets, and therefore we should satisfy the 20% test described above.

     Ownership of Partnership Interests by a REIT. In the case of a REIT that is a partner in a partnership, the Treasury regulations promulgated under the Code provide that the REIT is deemed to own its proportionate share of the assets of the partnership and is deemed to be entitled to the income of the partnership attributable to that share. In addition, the character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of the various REIT qualification tests, including the asset and income tests. We own interests in partnerships that directly or indirectly own and operate self storage centers. Therefore, for purposes of satisfying the various REIT qualification tests, including the asset and income tests, we are treated as if we own a proportionate share of each of the assets of these partnerships attributable to these interests and as if we are entitled to our proportionate share of the income of these partnerships. For these purposes, our interest in each of the partnerships is determined in accordance with its capital interest in the partnership. The character of the various assets in the hands of the partnership and the items of gross income of the partnership will remain the same in our hands for these purposes. Accordingly, to the extent the partnership receives qualified real estate rentals and holds real property, a proportionate share of the partnership’s qualified income and assets, based on our capital interest in the partnership, is treated as qualified rental income and real estate assets for purposes of determining our REIT characterization. We expect that substantially all the properties of the partnerships constitute real estate assets and generate qualified rental income for REIT qualification purposes.

     We have acquired partnership interests in some partnerships that entitle us to share in a percentage of profits that exceeds our percentage of total capital contributed to the partnerships. Regulatory authority does not specifically address this situation, and the current treatment of these profit interests when applying the gross income and asset tests is uncertain. For example, based on the existing rules, if the amount of net income allocated to a REIT based on a profits interest in a partnership exceeds its capital interest in the partnership’s underlying gross income, the amount of the excess should be entirely disregarded for REIT qualification purposes. Furthermore, the existing rules do not specifically address how a REIT determines its capital interest. The rules do not refer to the capital account or special allocation provisions of the Code and the Treasury regulations promulgated thereunder, and the rules do not address acquisitions of partnership interests for valuable consideration. Because we acquired these interests for valuable consideration when the partnership assets may have had some appreciated capital value, we may have had a capital percentage in the partnerships at the time it acquired the interests. If the Internal Revenue Service determines that the percentage of capital contributed is the proper indicator of a capital interest, however, a portion of our income and the real estate ownership interests that we claim through our interest in these partnerships may be disregarded when applying the gross income and asset tests.

     With respect to each issuer in which we own an interest that does not qualify as a qualified REIT subsidiary or a taxable REIT subsidiary, we believe that our pro rata share of the value of the issuer’s securities, including debt, does not exceed 5% of the total value of our assets and that we comply with the 10% voting securities limitation and the 10% value limitation (including the safe harbor applicable to

“straight debt”) described above. In this regard, however, we cannot guarantee that the Internal Revenue Service will agree with our determinations.

     Income Tests. To maintain our qualification as a REIT, we must annually satisfy two gross income tests. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from any combination of the income qualifying under the 75% test described above, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these types of income.

     The following specific rules are applicable to determination of whether rents that we receive from the lease of self storage centers qualify as “rents from real property” in satisfying the gross income requirements described above:

     •     The amount of rent generally must not be based in whole or in part on the income or profits of any person. We do not anticipate charging rent for any portion of any property that is based in whole or in part on the income or profits of any person.

     •     Rents received from a “related-party tenant” will not qualify as “rents from real property” in satisfying the gross income tests. Generally, a tenant is a “related-party tenant” if we, or an actual or constructive owner of 10% or more of the value of our stock, actually or constructively owns 10% or more of the tenant. We anticipate that we will receive only a small amount of rents, if any, from “related party tenants.”

     •     Rents that we receive from a taxable REIT subsidiary are not excluded from the definition of “rents from real property” under the “related-party tenant” rules above, provided that at least 90% of the leased space of a property is leased to tenants who are not “related-party tenants” or taxable REIT subsidiaries and the rent paid by the taxable REIT subsidiary is substantially comparable to the rent paid by the unrelated tenants for comparable space. We do not anticipate receiving rents from any of our taxable REIT subsidiaries that would fail to qualify as “rents from real property.”

     •     If rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to this personal property will not qualify as “rents from real property.” We do not lease personal property in connection with its rental of self storage centers.

     •     For rents to qualify as “rents from real property,” we must not operate or manage the property or furnish or render services to tenants unless we furnish or render these services through (i) an independent contractor from whom we derive no revenue or (ii) through a taxable REIT subsidiary. We need not use an independent contractor or a taxable REIT subsidiary to provide services to the extent that the services that we provide are usually and customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant.” In addition, we may provide a minimal amount of “non-customary” services to the tenants of a property other than through an independent contractor or a taxable REIT subsidiary, provided that our income from the services does not exceed 1% of our income from the property.

     We have obtained an Internal Revenue Service private letter ruling that the management services that we provide for our own properties will not cause the rents that we receive be treated as other than “rents from real property.” The ruling is based on a description of the management services that we perform in connection with our own properties, including maintenance, repair, lease administration, accounting and security.

     The ruling also considers certain ancillary services that we ,perform directly, such as truck rentals and inventory sales. The ruling provides that these services do not otherwise adversely affect the characterization of the rental income that we receive. Nonetheless, income from truck rentals and certain other ancillary services is nonqualifying income under the gross income tests. In addition, we treat as nonqualifying income a portion of the fees, consideration and certain reimbursements that we receive for performing management and administrative services with respect to properties that we do not own entirely.

     If we fail to satisfy one or both of the 75% and 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year if we are entitled to relief under the Code. These relief provisions generally will be available if (i) our failure to meet the test or tests was due to reasonable cause and not willful neglect, (ii) we attach a schedule of our income sources to our federal income tax return and (iii) any incorrect information on the schedule is not due to fraud with the intent to evade tax. As discussed above, even if these relief provisions apply, a tax would be imposed on our nonqualifying income.

     Annual Distribution Requirements. Each year, we must distribute dividends, other than capital gain dividends, to our shareholders in an amount equal to (1) the sum of (a) 90% of our “REIT taxable income,” as defined below, and (b) 90% of any net income from foreclosure property, less the tax on this income, minus (2) any “excess noncash income,” as defined below.

     “REIT taxable income” is the taxable income of a REIT computed without a deduction for dividends paid and excluding any net capital gain. REIT taxable income is further adjusted by certain items, including, for example, an exclusion for net income from foreclosure property, a deduction for the tax on the greater of the amount by which the REIT fails the 75% or the 95% income test, and an exclusion for an amount equal to any net income derived from prohibited transactions. “Excess noncash income” means the excess of certain amounts that the REIT is required to recognize as income in advance of receiving cash, such as original issue discount on purchase money debt, over 5% of the REIT taxable income before the deduction for dividends paid and excluding any net capital gain. Distributions must be made (i) in the taxable year to which they relate, or (ii) in the following taxable year if declared before the REIT timely files its tax return for that year and paid on or before the first regular dividend payment after the declaration.

     It is possible that, from time to time, we may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of this income and deduction of these expenses in arriving at our taxable income. Furthermore, if we make substantial principal payments on indebtedness, which would have the effect of lowering the amount of distributable cash without an offsetting reduction in taxable income, such payments may adversely affect our ability to meet the distribution requirement. In the event that these timing differences or other reductions in distributable cash occur, in order to meet the 90% distribution requirement, we may find it necessary to arrange for short-term or long-term borrowings, or to pay dividends in the form of taxable distributions of stock.

     Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to shareholders in a later year that may be included in our deduction for dividends paid for the earlier year. However, we will be required to pay to the Internal Revenue Service interest based on the amount of any deduction taken for deficiency dividends.

     Furthermore, if we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for that year, (ii) 95% of our REIT capital gain income for that year, and (iii) any undistributable taxable income from prior periods, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

     Failure of Shurgard to Qualify as a REIT

     If we fail to qualify as a REIT in any taxable year, and the relief provisions do not apply, we would be subject to tax on our taxable income at regular corporate rates, thereby reducing the amount of cash available for distribution to our shareholders. We would not be permitted to deduct, or required to make, distributions to shareholders in any year in which we fail to qualify. In such an event, to the extent of current and accumulated earnings and profits, all distributions to shareholders would be taxable as dividend income (and potentially subject to preferential tax rates, as described below) and, subject to limitations under federal tax laws, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory relief provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which the qualification was lost. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

     Taxation of Taxable U.S. Shareholders Generally

     As used in this prospectus, the term “U.S. Shareholder” means a holder of shares of common stock who for federal income tax purposes is:

     •     a citizen or resident of the United States;

     •     a corporation, partnership or other entity treated as a corporation or partnership for federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof;

     •     an estate the income of which is subject to federal income taxation regardless of its source; or

     •     a trust whose administration is under the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

     Distributions Generally. So long as we qualify as a REIT, our distributions out of our current or accumulated earnings and profits that are not designated as capital gain dividends, as discussed below, will constitute dividends taxable as ordinary income to our U.S. Shareholders. These distributions will not be eligible for the dividends-received deduction by U.S. Shareholders that are corporations. To the extent that we make distributions other than capital gain dividends in excess of our current and accumulated earnings and profits, these distributions first will be treated as a tax-free return of capital to each U.S. Shareholder, which will reduce the U.S. Shareholder’s adjusted basis in his or her shares of stock for federal income tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a U.S. Shareholder’s adjusted basis in his or her shares will be taxable as capital gains, provided that the shares have been held as a capital asset. Dividends that we declare in October, November or December of any year and that are payable to a shareholder of record on a specified date in any of these months will be treated as both paid by us and received by the shareholder on December 31 of that year, provided that we actually pay the dividend on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any of our net operating losses or capital losses.

     On March 28, 2003, President Bush signed into law the Jobs and Growth Tax Relief Reconciliation Act of 2003. Under this new law, certain “qualified dividend income” received by domestic individual shareholders in taxable years 2003 through 2008 is subject to tax at the same tax rates as long-term capital gain (generally, under the new law, a maximum rate of 15% for such taxable years). Dividends received from REITs, however, generally are not eligible for these reduced tax rates and, therefore, will continue to be subject to tax at ordinary income rates. Dividends received from a REIT may be treated as qualified dividend income eligible for the reduced tax rates to the extent that the REIT itself has received qualified dividend income from other corporations, such as taxable REIT subsidiaries, in which the REIT has invested. In addition, if a REIT pays tax on its undistributed net taxable income or on certain gains from the disposition of assets acquired from C corporations, the excess of the income subject to tax over the taxes paid will be treated as qualified dividend income in the subsequent taxable year. Other than these narrow exceptions, distributions by us that are not properly designated as capital gain dividends generally will not be eligible for the reduced tax rates on qualified dividend income. We expect that substantially all of the dividends paid on our common stock will be ineligible for the new reduced rates.

     Capital Gain Distributions. We may elect to designate distributions of our net capital gain as “capital gain dividends.” Distributions that we properly designate as capital gain dividends will be taxable to a U.S. Shareholder as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. Shareholder has held his or her shares of stock. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

     Passive Activity Losses and Investment Interest Limitations. Distributions that we make and gain arising from the sale or exchange by a U.S. Shareholder of shares of our common stock will not be treated as passive activity income, and, as a result, U.S. Shareholders generally will not be able to apply any “passive losses” against this income or gain. Distributions that we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of common stock, however, will not be treated as investment income unless the U.S. Shareholder elects that treatment, in which case the capital gain will be taxed at ordinary income rates. We will notify shareholders after the close of our fiscal year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

     Dispositions of Stock. On any sale or other disposition of shares of our common stock, a U.S. Shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the amount of cash and the fair market value of any property received on the sale or other disposition minus the holder’s adjusted basis in the shares for federal income tax purposes. This gain or loss will be capital gain or loss if the shares have been held by the U.S. Shareholder as a capital asset, and will be long-term capital gain or loss if the shares have been held for more than one year. In general, any loss recognized by a U.S. Shareholder on the sale or other disposition of shares of our stock that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by the U.S. Shareholder from us that were required to be treated as long-term capital gains.

     Taxation of Tax-Exempt Shareholders

     Distributions by us generally will not, subject to certain exceptions described below, constitute unrelated business taxable income, or UBTI, when received by a qualified plan, IRA or other tax-exempt shareholder, provided that the tax-exempt shareholder has not held its shares as “debt financed property” within the meaning of Section 514 of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt shareholder.

     For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, of the Code, income from an investment in our common stock will constitute unrelated business taxable income, unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our common stock. These prospective investors should consult their own tax advisors concerning these “set aside” and reserve requirements.

     Notwithstanding the above, a portion of the dividends paid by a “pension held REIT” generally are treated as UBTI if received by any trust that (i) is described under Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code, and (iii) owns more than 10%, by value, of our outstanding stock, including preferred stock. Based on the ownership limit provisions on our stock, however, we do not expect to be classified as a “pension held REIT” within the meaning of the Code.

     U.S. Taxation of Non-U.S. Shareholders

     Overview. The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates, referred to in this prospectus as “Non-U.S. Shareholders,” are complex, and the following discussion is intended only as a summary of these rules. WE URGE PROSPECTIVE NON-U.S. SHAREHOLDERS TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS ON AN INVESTMENT IN SHURGARD, INCLUDING ANY REPORTING REQUIREMENTS.

     In general, a Non-U.S. Shareholder will be subject to the same federal income tax rules and rates that apply to a U.S. Shareholder if its investment in Shurgard is “effectively connected” with the Non-U.S. Shareholder’s conduct of a trade or business in the United States. A corporate Non-U.S. Shareholder that receives income that is or is treated as effectively connected with a U.S. trade or business also may be subject to the branch profits tax at a 30% rate (or any lower rate as may be specified by an applicable income tax treaty) under Section 884 of the Code. This tax is payable in addition to regular federal corporate income tax. The following discussion will apply to a Non-U.S. Shareholder whose investment in our common stock is not so effectively connected.

     Distributions Generally. Distributions by us that are not attributable to gain from our sale or exchange of “U.S. real property interests,” as discussed below, and that we do not designate as capital gain dividends, will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. The distributions generally will be subject to federal withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces or eliminates the withholding tax. To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions first will be treated as a tax-free return of capital to each non-U.S. Shareholder, which will reduce the Non-U.S. Shareholder’s adjusted basis in his, her or its shares of stock for federal income tax purposes by the amount of the distribution (but not below zero). Distributions in excess of a non-U.S. Shareholder’s adjusted basis in his, her or its shares will be treated as a gain from the disposition of our shares, the tax treatment of which is described below.

     Distributions Attributable to Gain from the Sale or Exchange of U.S. Real Property Interests. For any year in which we qualify as a REIT, distributions that are attributable to gain from our sale or exchange of U.S. real property interests will be taxed to a Non-U.S. Shareholder in the United States under the Foreign Investment in Real Property Tax Act of 1980 (FIRPTA). Under FIRPTA, distributions by a REIT that are attributable to gains from sales or exchanges of U.S. real property interests, whether or not designated as capital gain dividends, are taxed to a Non-U.S. Shareholder as if the distributions constituted gains effectively connected with a U.S. trade or business. Accordingly, if we distribute capital gains to which FIRPTA applies, a Non-U.S. Shareholder will be taxed at the same capital gain rates that apply to U.S. Shareholders (subject to any applicable alternative minimum tax and special alternative minimum tax in the case of a nonresident alien individual). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax when made to a foreign corporate shareholder, except as otherwise provided by an applicable income tax treaty.

     Dispositions of Stock. A sale of our stock by a Non-U.S. Shareholder (other than certain nonresident individuals present in the United States for more than 183 days in the taxable year) generally will not be subject to federal income taxation unless the stock sold constitutes a U.S. real property interest. Similarly, dividends that exceed our current and accumulated earnings and profits and a Non-U.S. Shareholder’s basis will not be subject to federal income taxation, provided that the stock with respect to which the dividend is paid does not constitute a U.S. real property interest. Our common stock will not constitute a U.S. real property interest if (i) we are a “domestically controlled REIT” or (ii) the stock is “regularly traded” on an established securities market such as Nasdaq or the NYSE and the shareholder owns, actually and constructively, not more than 5% of the stock during an applicable “look back” period. We will be classified as a “domestically controlled REIT” if at all times during a specified testing period, less than 50%, by value, of our shares are held directly or indirectly by Non-U.S. Shareholders. While we believe that we are a domestically controlled REIT, that status depends on the ownership of our freely transferable stock and, therefore, we cannot guarantee that we are or will continue to be a domestically controlled REIT.

     Withholding Obligations. We generally will be required to withhold from distributions to Non-U.S. Shareholders, and remit to the Internal Revenue Service, (a) 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends and (b) 30% (or a lower treaty rate) of ordinary dividends paid out of our current and accumulated earnings and profits. If we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of these prior distributions, will be treated as capital gain dividends for withholding purposes. If we do not so withhold, we are required to withhold 10% from any distribution to a Non-U.S. Shareholder whose shares are classified as a U.S. real property interest, as described in the preceding paragraph, if the distribution exceeds our current and accumulated earnings and profits. We will determine the amount of the distribution subject to withholding based a reasonable estimate of our current and accumulated earnings and profits. If the amount of tax that we withhold with respect to a distribution to a Non-U.S. Shareholder exceeds the Non-U.S. Shareholder’s federal tax liability with respect to the distribution, the Non-U.S. Shareholder may file for a refund of the excess tax from the Internal Revenue Service.

     Backup Withholding and Information Reporting.

     U.S. Shareholders. We will report to our U.S. Shareholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at a rate equal to the fourth lowest income tax rate applicable to individuals (which is 28.0% for the taxable years 2003 through 2010) with respect to dividends paid unless the holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide us with his or her correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the U.S. Shareholder’s income tax liability.

     Non-U.S. Shareholders. The backup withholding and information reporting rules generally do not apply to payments that are subject to the 30% withholding tax on dividends paid to a Non-U.S. Shareholder, or to payments that are exempt from the withholding tax by application of a tax treaty or special exception, provided that the Non-U.S. Shareholder provides certain required documentation to us that certifies that the Non-U.S. Shareholder is not a U.S. person (and, in certain situations, that the beneficial owners of the Non-U.S. Shareholder are not U.S. persons) or that benefits under a tax treaty or a special exception apply under the Non-U.S. Shareholder’s particular circumstances.

     Payment to or through a U.S. office of a broker of the stock sale proceeds is subject to both backup withholding and information reporting unless the Non-U.S. Shareholder certifies under penalties of perjury that the shareholder is not a U.S. person, or otherwise establishes an exemption. Generally, backup withholding and information reporting will not apply to a payment of stock sale proceeds by or through a foreign office of a foreign broker. However, information reporting, but not backup withholding, will apply to a payment of stock sale proceeds by a foreign office of a broker that (i) is a U.S. person, (ii) derives 50% or more of its gross income from the conduct of a trade or business in the United States, or (iii) is a “controlled foreign corporation,” which generally is a foreign corporation controlled by U.S. Shareholders for federal income tax purposes. This information reporting requirement does not apply if the broker has documentary evidence that the shareholder is not a U.S. person and evidence that other requirements are satisfied, or the shareholder otherwise establishes an exemption. A Non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

     State, Local and Foreign Taxes

     Holders of common stock may be subject to various state, local or foreign taxes in other jurisdictions in which shareholders reside or own property or other interests. The tax treatment of our shareholders in states, localities and foreign countries having taxing jurisdiction over them may differ from the federal income tax treatment described in this summary. Consequently, each shareholder should consult his, her or its tax advisor as to the tax consequences of the common stock under these respective state, local, and foreign laws.

ERISA CONSIDERATIONS

     ERISA stands for the Employee Retirement Income Security Act of 1974 and its amendments. ERISA imposes restrictions on many employee benefit plans and their fiduciaries. Before purchasing any of our securities on behalf of an ERISA plan, or a tax-qualified retirement plan not subject to Title I of ERISA, such as a governmental or church plan (a “Non-ERISA Plan”), or an individual retirement account (an “IRA”), persons making the investment decision for the plan or IRA should make sure that the plan’s or the IRA’s governing documents permit the purchase. The decision-makers should also verify that the purchase is prudent and appropriate in view of the plan’s overall investment policy and its existing investments.

     Certain fiduciaries in an ERISA plan are charged with making the investment decision for the plan. Each appropriate fiduciary of an ERISA plan should consider carefully whether an investment in our shares is consistent with its fiduciary responsibilities under ERISA. In particular, the fiduciary requirements of Part 4 of Title I of ERISA require an ERISA plan’s investments to be (1) prudent and in the best interests of the ERISA plan, its participants and its beneficiaries, (2) diversified in order to minimize the risk of large losses, unless it is clearly prudent not to do so, and (3) authorized under the terms of the ERISA plan’s governing documents (provided the documents are consistent with ERISA). In determining whether an investment in our shares is prudent for purposes of ERISA, the appropriate fiduciary of an ERISA plan should consider all of the facts and circumstances, including whether the investment is reasonably designed, as a part of the ERISA plan’s portfolio for which the fiduciary has investment responsibility, to meet the objectives of the ERISA plan, taking into consideration the risk of loss and opportunity for gain (or other return) from the investment, the diversification, cash flow and funding requirements of the ERISA plan’s portfolio.

     Persons making the investment decision for a Non-ERISA Plan or IRA, should consider that such a Non-ERISA Plan or IRA may only make investments that are authorized by the appropriate governing documents and under applicable state law.

     In addition, persons making the investment decision for an ERISA plan, Non-ERISA Plan or IRA should consider the application of the prohibited transaction provisions of ERISA and the Internal Revenue Code in making their investment decision. A “party in interest” or “disqualified person” with respect to an ERISA plan, or a Non-ERISA Plan or IRA covered by Section 4975 of the Internal Revenue Code, is subject to (1) an initial 15% excise tax on the amount involved in any prohibited transaction involving the assets of the plan or IRA and (2) an excise tax equal to 100% of the amount involved if any prohibited transaction is not timely corrected. If the disqualified person who engages in the transaction is the individual on behalf of whom an IRA is maintained (or his or her beneficiary), the IRA will lose its tax-exempt status and its assets will be deemed to have been distributed to such individual in a taxable distribution (and no excise tax will be imposed) on account of the prohibited transaction. In addition, a fiduciary of an ERISA plan who permits an ERISA plan to engage in a transaction that the fiduciary knows or should know is a prohibited transaction may be liable to the ERISA plan for any loss the ERISA plan incurs as a result of the transaction or for any profits earned by the fiduciary in the transaction.

     There are certain statutory, class and individual exemptions from the prohibited transaction provisions of ERISA and the Internal Revenue Code. Thus, if persons making the investment decision for an ERISA plan, a Non-ERISA Plan or an IRA wants to enter into a transaction with a party in interest or a disqualified person with respect to the plan or IRA, such persons should assure themselves that an exemption applies to the purchase and holding of the securities.

     Regulations of the Department of Labor defining “plan assets” (the “Plan Asset Regulations”) generally provide that when an ERISA plan, Non-ERISA Plan or IRA acquires a security that is an equity interest in an entity and the security is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, the plan’s or IRA’s assets include both the equity interest and an undivided interest in each of the underlying assets of the issuer of such equity interest, unless one or more exceptions specified in the Plan Asset Regulations are satisfied.

     The Plan Asset Regulations define a publicly-offered security as a security that is “widely held,” “freely transferable,” and part of a class of securities either registered under the Securities Exchange Act of 1934 or sold pursuant to an effective registration statement under such Act, provided the securities are registered under such Act within 120 days after the end of the fiscal year of the issuer during which the offering occurred. The Plan Asset Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. The Plan Asset Regulations provide that whether a security is “freely transferable” is generally a factual question to be determined on the basis of all relevant facts and circumstances.

     Persons making the investment decision for an ERISA plan, a Non-ERISA Plan or an IRA who are considering the acquisition of any of our securities should consult with their counsel prior to acquiring such securities.

LEGAL MATTERS

     Perkins Coie LLP, Seattle, Washington, will provide Shurgard with an opinion as to the legality of the securities we are offering.

EXPERTS

     The consolidated financial statements and the related consolidated financial statement schedule incorporated in this prospectus by reference from Shurgard Storage Centers, Inc.’s Annual Report on Form 10-K/A for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (including explanatory paragraphs for a change in the method of accounting for derivatives and goodwill, as well as the effects of the restatement), which is incorporated herein by reference, and have so been incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read any document we file at the SEC’s public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference room. You also may read our filings at the SEC’s Web site at www.sec.gov.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act. This prospectus and any accompanying prospectus supplement do not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC’s public reference room or Web site. Our statements in this prospectus and any accompanying prospectus supplement about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

INFORMATION INCORPORATED BY REFERENCE

     The SEC allows us to “incorporate by reference” into this prospectus and any accompanying prospectus supplement the information we file with it. This means that we have disclosed important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus and any accompanying prospectus supplement, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and all documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, Commission File No. 001-11455, after the date of this prospectus and prior to the completion of this offering:

Our annual report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 17, 2003, as amended by our annual report on Form 10-K/ A, filed May 21, 2003;

Our quarterly reports on Form 10-Q for the quarters ended March 31, 2003 (filed on May 20, 2003) and June 30, 2003 (filed on August 7, 2003), as amended by our quarterly report on Form 10-Q/A (filed on August 12, 2003);

Our current reports on Form 8-K, filed March 19, 2003, March 20, 2003, May 16, 2003, June 2, 2003, July 2, 2003, July 7, 2003 (two reports, excepting Item 9) and July 11, 2003; and

The description of the class A common stock in our registration statement on Form 8-A filed on April 19, 1995, as amended by amendment No. 1 on Form 8-A/A filed on April 26, 1995, under Section 12(b) of the Exchange Act, Commission File No. 001-11455.

     You may obtain copies of these documents (other than exhibits) free of charge through our Web site at www.shurgard.com or by contacting our Secretary at our principal offices, which are located at 1155 Valley Street, Suite 400, Seattle, Washington 98109, telephone number (206) 624-8100.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are set forth in the following table. All amounts are estimated except the Securities and Exchange Commission registration fee.

SEC registration fee	$8,489
Legal fees and expenses	15,000
Accounting expenses	30,000
Printing and engraving expenses	8,500
Other fees and expenses	4,000

Total	$65,989

All fees and expenses other than the SEC registration fee are estimated. All of the expenses of the issuance and distribution of the securities being registered pursuant to the registration statement will be paid by Shurgard.

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Sections 23B.08.510 and 23B.08.570 of the Washington Business Corporation Act allow us to indemnify our directors, officers, employees and agents against expenses, attorneys’ fees, judgments, fines and other amounts paid in connection with specified legal proceedings, other than an action by or in the right of Shurgard—a “derivative action.” We can indemnify these individuals if they acted in good faith and in a manner they reasonably believed to be in or not opposed to Shurgard’s best interest and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard applies in derivative actions, except that our right to indemnify only extends to defense and settlement expenses and attorneys’ fees, and we must obtain court approval before we can indemnify a person who has been found liable to us. The statute allows other indemnification provided for by a corporation’s charter, bylaws, disinterested director vote, shareholder vote, agreement or otherwise.

     Section 11 of our bylaws requires indemnification to the full extent permitted under current Washington law or as it may be amended. Except as limited by Washington law, our bylaws require us to indemnify for all expense, liability and loss actually and reasonably incurred or suffered by any person in connection with any actual or threatened action, suit or proceeding because such person is or was serving as our director or officer or that, as our current or former director or officer, he or she is or was serving at our request as a director, officer, employee or agent of another entity or enterprise, including service with respect to an employee benefit plan. Expense, liability and loss to be indemnified include attorneys’ fees, judgments fines, ERISA excise taxes or penalties and settlement amounts.

     Our bylaws also provide that we may, by action of our board of directors, indemnify our employees and agents in the same manner as we indemnify our directors and officers.

     Section 23B.08.320 of the Washington Business Corporation Act permits our articles of incorporation to provide that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. However, we cannot indemnify for liability for

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of unlawful dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

     Article 11 of our articles of incorporation provides that to the full extent that the Washington Business Corporation Act permits us to limit or eliminate the liability of our directors, our directors shall not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director. Any amendment to or repeal of Article 11 cannot negatively affect any right or protection of a director of Shurgard regarding any acts or omissions occurring prior to such amendment or repeal.

Item 16. EXHIBITS

Exhibit
No.	Description

4.1	Articles of Incorporation of the Registrant(1)

4.2	Restated Bylaws of the Registrant(2)

4.3	Rights Agreement between the Registrant and Gemisys Corporation dated as of March 17, 1994(3)

4.4	First Amendment to Rights Agreement between the Registrant and Gemisys Corporation dated May 13, 1997(4)

5.1	Opinion of Perkins Coie LLP

8.1	Opinion of Perkins Coie LLP regarding certain tax matters

23.1	Consent of Deloitte & Touche, Independent Public Accountants

23.2	Consent of Perkins Coie LLP (included in opinion filed as Exhibit 5.1)

24.1	Power of Attorney (see signature page)

(1)	Incorporated by reference to Exhibit B contained in the Definitive Additional Proxy Materials on Form DEF14A filed on April 29, 1997, Commission File No. 001-11455.

(2)	Incorporated by reference Exhibit 3.4 filed with the Registrant’s Current Report on Form 8-K filed on May 20, 1997, Commission File No. 001-11455.

(3)	Incorporated by reference to Exhibit 2.1 filed with the Registrant’s Registration Statement on Form 8-A filed on March 17, 1994.

(4)	Incorporated by reference to Exhibit 4.2 filed with the Registrant’s Form 8-B Registration on July 16, 1997.

Item 17. UNDERTAKINGS

     A.     The undersigned registrant hereby undertakes:

     (1)     To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2)     That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3)     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     B.     The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C.     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities

(other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     D.     The undersigned registrant hereby undertakes that:

     (1)     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2)     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on the 2nd day of September, 2003.

SHURGARD STORAGE CENTERS, INC.

By:	/s/ Harrell L. Beck

Name: Harrell L. Beck Title: Senior Vice President, Treasurer and Chief Financial Officer

POWER OF ATTORNEY

     Each person whose individual signature appears below hereby authorizes and appoints Charles K. Barbo and Harrell L. Beck, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering under the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

     Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below on the 2nd day of September, 2003.

Signature	Title

/s/ Charles K. Barbo Charles K. Barbo	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ Harrell L. Beck Harrell L. Beck	Senior Vice President, Treasurer, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

/s/ George Hutchinson George Hutchinson	Director

/s/ Raymond Johnson Raymond Johnson	Director

/s/ W.J. Smith W.J. Smith	Director

/s/ W. Thomas Porter W. Thomas Porter	Director

/s/ Howard Behar Howard Behar	Director

/s/ Anna K. Andrews Anna K. Andrews	Director

INDEX TO EXHIBITS

Exhibit Number	Description

4.1	Articles of Incorporation of the Registrant(1)

4.2	Restated Bylaws of the Registrant(2)

4.3	Rights Agreement between the Registrant and Gemisys Corporation dated as of March 17, 1994(3)

4.4	First Amendment to Rights Agreement between the Registrant and Gemisys Corporation dated May 13, 1997(4)

5.1	Opinion of Perkins Coie LLP

8.1	Opinion of Perkins Coie LLP regarding certain tax matters

23.1	Consent of Deloitte & Touche LLP, Independent Public Accountants

23.2	Consent of Perkins Coie LLP (included in opinion filed as Exhibit 5.1)

24.1	Power of Attorney (see signature page)

(1)	Incorporated by reference to Exhibit B contained in the Definitive Additional Proxy Materials on Form DEF14A filed on April 29, 1997, Commission File No. 001-11455.

(2)	Incorporated by reference to Exhibit 3.4 filed with the Registrant’s Current Report on Form 8-K filed on May 20, 1997, Commission File No. 001-11455.

(3)	Incorporated by reference to Exhibit 2.1 filed with the Registrant’s Registration Statement on Form 8-A filed on March 17, 1994.

(4)	Incorporated by reference to Exhibit 4.2 filed with the Registrant’s Form 8-B Registration on July 16, 1997.